UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                    The Children's Place Retail Stores, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    168905107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Dennis J. Block, Esq.
                        Cadwalader, Wickersham & Taft LLP
                           One World Financial Center
                               New York, NY 10281
                                 (212) 504-5555
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 9, 2008
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             (Date of Event Which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box |_|.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  168905107
1    NAMES OF REPORTING PERSONS

     Ezra Dabah
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     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER

NUMBER OF            1,556,250
SHARES               ----------------------------------------------------
BENEFICIALLY    8    SHARED VOTING POWER
OWNED BY
EACH                 3,429,460
REPORTING            ----------------------------------------------------
PERSON          9    SOLE DISPOSITIVE POWER

                     1,556,250
                     ----------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     3,429,460
                     ----------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,985,710(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.0%(1)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

---------------------
(1) Does not include 2,125,630 shares of Common Stock beneficially owned by certain relatives of Mr. Dabah, including (i) 537,300 shares held by Mr. Dabah's father-in law and mother-in-law, Stanley Silverstein and Raine Silverstein, and certain of their children and grandchildren, (ii) 620,000 shares of Common Stock held by Barbara Dabah, wife of Mr. Dabah's brother, Haim Dabah, both directly and for the benefit of their children, (iii) 968,330 shares of Common Stock held by Gila Dweck, Mr. Dabah's sister, held both directly and in trust or (iv) 152,000 shares held in subtrust for the benefit of Mr. Dabah's and Mrs. Dabah's children, as previously reported on Schedule 13D filed October 15, 2007. Other members of Mr. Dabah's family may own additional shares. There is no agreement or understanding with these parties with respect to the voting or disposition of any shares. The Reporting Persons disclaim beneficial ownership of any such shares.

CUSIP NO.:  168905107
1    NAMES OF REPORTING PERSONS

     Renee Dabah
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     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  |_|
                                                                        (b)  |X|

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER

NUMBER OF            104,100
SHARES               ----------------------------------------------------
BENEFICIALLY    8    SHARED VOTING POWER
OWNED BY
EACH                 4,881,610
REPORTING            ----------------------------------------------------
PERSON          9    SOLE DISPOSITIVE POWER

                     104,100
                     ----------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     4,881,610
                     ----------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,985,710(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.0%(1)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP NO.:  168905107
1    NAMES OF REPORTING PERSONS

     Golden Gate Private Equity, Inc.
--------------------------------------------------------------------------------
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  |_|
                                                                        (b)  |X|

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     NA
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER

NUMBER OF            0
SHARES               ----------------------------------------------------
BENEFICIALLY    8    SHARED VOTING POWER
OWNED BY
EACH                 4,985,710
REPORTING            ----------------------------------------------------
PERSON          9    SOLE DISPOSITIVE POWER

                     0
                     ----------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     4,985,710
                     ----------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,985,710(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.0%(1)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

      This Amendment No. 3 amends and supplements the statement on Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission on October 15, 2007, as amended by Amendment No. 1 on February 7, 2008 and Amendment No. 2 on February 21, 2008, by Ezra Dabah and Renee Dabah with respect to the shares of Common Stock, $0.10 par value per share (the "Common Stock"), of The Children's Place Retail Stores, Inc., a Delaware corporation (the "Company"). Golden Gate Private Equity, Inc. ("Golden Gate" and, together with Ezra Dabah and Renee Dabah, the "Reporting Persons") is hereby added as a Reporting Person to the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.

      The Reporting Persons have entered into an Amended and Restated Joint Filing Agreement, dated as of May 14, 2008, a copy of which is filed herewith as Exhibit E to the Statement, and which is incorporated herein by reference. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Securities Exchange Act of 1934, as amended.

      Items 2, 4, 5, 6 and 7 are hereby amended and supplemented as follows:

Item 2. Identity and Background.

      Golden Gate is a Delaware corporation whose principal business is to serve as the management company of various investment funds which make investments in businesses and companies. Golden Gate's principal place of business and principal office is One Embarcadero Center, 39th Floor, San Francisco, California 94111. Golden Gate has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar matters) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

      On May 9, 2008, the Company announced the appointment of Mr. Louis Lipschitz and Dr. Joseph A. Alutto to the Board of Directors of the Company (the "Board"), effective immediately. The Company also announced its slate for the upcoming annual shareholder meeting scheduled for June 27, 2008. The slate is comprised of Mr. Lipschitz, Dr. Alutto, Mr. Dabah, Charles Crovitz, Robert Fisch and Stanley Silverstein. Ezra Dabah has agreed to vote in favor of this slate of nominees for election to the Board.

      The Company also announced that the Board will consider a full range of strategic alternatives available to maximize shareholder value, including the potential sale of the Company. To accommodate the evaluation of all strategic options of the Company, the Board has granted Mr. Dabah's request, submitted to the Board on February 6, 2008, for approval under Section 203 of the Delaware General Corporation Law to permit Mr. Dabah, or any entity controlled by Mr. Dabah, to enter into one or more agreements with investment funds affiliated with Golden Gate for the purpose of making a proposal to the Board to acquire the Company's outstanding stock.

      On May 12, 2008, Mr. Dabah and Golden Gate entered into a non-binding (other than with respect to exclusivity) understanding with respect to their mutual participation in a potential acquisition of the Company. Mr. Dabah and Golden Gate have agreed that, for a period of ninety days from May 12, 2008 (the "Exclusivity Period"), they will work together exclusively to develop a formal proposal to acquire the Company. Mr. Dabah and Golden Gate have agreed that, during the Exclusivity Period, neither they nor any of their representatives or agents will discuss, pursue, enter into any agreement, vote in favor of or participate in any manner with respect to the acquisition of all or any substantial portion of the capital stock or assets of the Company (a "Business Combination Transaction") without the participation of the other party in any such transaction. However, neither Mr. Dabah nor Golden Gate will be prevented from participating in (i) any back end merger of the Company following the acquisition by a third party of a majority interest in the capital stock of the Company or (ii) any Business Combination Transaction between the Company and a third party that (A) did not involve the participation of such party prior to the approval of such transaction by the independent members of the Board and (B) Mr. Dabah and Golden Gate mutually agree not to attempt to overbid. If either Mr. Dabah or Golden Gate receives a proposal, offer or expression of interest to engage in a Business Combination Transaction during the Exclusivity Period, that party must promptly notify the other of such proposal, offer or expression of interest and provide the other party with all material information relating thereto. There can be no assurance that any acquisition proposal will be made to the Company by Mr. Dabah and Golden Gate or, if made, that such a proposal will lead to an agreement with the Company providing for a sale of the Company.

      In addition, while no agreement concerning a potential acquisition of the Company currently exists between Mr. Dabah and his family members or among Mr. Dabah's family members, Mr. Dabah may offer his family members the opportunity to participate in a future acquisition of the Company should such an opportunity arise.

      Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to the matters referred to in paragraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      Based upon the Company's Preliminary Proxy Statement on Schedule 14A for the 2008 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on May 13, 2008, there were 29,264,331 shares of Common Stock outstanding as of April 30, 2008. Ezra Dabah is the beneficial owner of 4,985,710 shares of Common Stock of the Company, representing 17.0% of the total number of shares outstanding as of April 30, 2008.(1) Mr. Dabah (i) has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,556,250 of such shares (which includes 185,000 shares that are issuable upon the exercise of outstanding vested options), (ii) has shared power to vote or to direct the vote and to dispose or direct the disposition of 2,879,360 of such shares held by Mr. Dabah and others, as custodians or trustees for Mr. Dabah's children and certain other family members, (iii) has shared power to vote or to direct the vote and to dispose or direct the disposition of 376,000 of such shares held by Mr. Dabah and his wife as joint tenants with right of survivorship and (iv) may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition of 104,100 of such shares owned by Mr. Dabah's wife. Mr. Dabah may also be deemed the beneficial owner of 20,000 shares of Common Stock held by The Dabah Children Charitable Foundation, Inc. and 50,000 shares of Common Stock held by the Renee and Ezra Dabah Charitable Foundation, Inc.

      Renee Dabah, wife of Ezra Dabah, is the beneficial owner of 4,985,710 shares of Common Stock of the Company, representing 17.0% of the total number of shares outstanding as of April 30, 2008.(1) Mrs. Dabah (i) has the sole power to vote or to direct the vote and to dispose or direct the disposition of 104,100 of such shares, (ii) has shared power to vote or to direct the vote and to dispose or direct the disposition of 2,879,360 of such shares held by Mrs. Dabah and others, as custodians or trustees for Mrs. Dabah's children and certain other family members, (iii) has shared power to vote or to direct the vote and to dispose or direct the disposition of 376,000 of such shares held by Mrs. Dabah and her husband as joint tenants with right of survivorship and (iv) may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition of 1,556,250 of such shares (which includes 185,000 shares that are issuable to Mrs. Dabah's husband upon the exercise of vested stock options) owned by Mrs. Dabah's husband. Mrs. Dabah may also be deemed the beneficial owner of 20,000 shares of Common Stock held by The Dabah Children Charitable Foundation, Inc. and 50,000 shares of Common Stock held by the Renee and Ezra Dabah Charitable Foundation, Inc.

      As a result of the agreement of May 12, 2008 described in Item 4 above, Golden Gate may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own, the 4,985,710 shares of Common Stock of the Company beneficially owned by Ezra and Renee Dabah, representing 17.0% of the total number of shares outstanding as of April 30, 2008. Golden Gate expressly disclaims beneficial ownership of the shares of Common Stock of the Company beneficially owned by Ezra and Renee Dabah.

      (c) On April 1, 2008, Ezra and Renee Dabah made a gift of 19,600 shares of Common Stock held in a joint account to the Renee and Ezra Dabah Charitable Foundation, Inc. On April 2, 2008, the Renee and Ezra Dabah Charitable Foundation, Inc. sold 19,600 shares on the open market at a price of $25.18 per share. On April 28, 2008, Ezra and Renee Dabah made a gift of 50,000 shares of Common Stock held in a joint account to the Renee and Ezra Dabah Charitable Foundation, Inc.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

3. On May 12, 2008, Mr. Dabah and Golden Gate entered into a non-binding (other than with respect to exclusivity) understanding with respect to their mutual participation in a potential acquisition of the Company, as described in Item 4 above. A copy of the letter agreement is filed herewith as Exhibit D and incorporated herein by reference.

4. On May 14, 2008, Ezra Dabah, Renee Dabah and Golden Gate entered into an Amended and Restated Joint Filing Agreement (the "Amended and Restated Joint Filing Agreement"). A copy of the Amended and Restated Joint Filing Agreement is filed herewith as Exhibit E and incorporated herein by reference.

Item 7.  Material to be filed as Exhibits.

      Exhibit D   Letter Agreement, dated May 12, 2008, between Ezra Dabah and
                  Golden Gate Private Equity, Inc.

      Exhibit E   Amended and Restated Joint Filing Agreement, dated May 14,
                  2008, by and among Ezra Dabah, Renee Dabah and Golden Gate
                  Private Equity, Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                            EZRA DABAH

                                            By:    /s/ Ezrah Dabah
                                                   -----------------------------
                                            Name:  Ezra Dabah


                                            RENEE DABAH

                                            By:    /s/ Renee Dabah
                                                   -----------------------------
                                            Name:  Renee Dabah


                                            GOLDEN GATE PRIVATE EQUITY,
                                            INC.

                                            By:    /s/ Stefan Kaluzny
                                                   -----------------------------
                                            Name:  Stefan Kaluzny
                                            Title: Managing Director

Dated: May 14, 2008


  [Signature Page to Schedule 13D - The Children's Place Retail Stores, Inc.]

                                                                       EXHIBIT D

                                                                    May 12, 2008

Mr. Ezra Dabah
120 Central Park South
Apt. 6A
New York, NY 10019

Dear Mr. Dabah:

      The undersigned agree that the attached term sheet titled "Project Diamond Illustrative Transaction Terms" (the "Term Sheet") sets forth the current non-binding understanding of the undersigned with respect to their mutual participation in the potential going-private acquisition of The Children's Place Retail Stores, Inc. ("TCP") (the "Potential Acquisition") and the other matters set forth in such Term Sheet; it being agreed and understood that neither the existence or the contents of the Term Sheet nor any prior or subsequent course of conduct or dealing among the undersigned and/or their respective affiliates is intended to create or shall create any binding legal obligation among the undersigned and/or their respective affiliates. None of the undersigned or any of their respective affiliates shall have any liability or obligation to any person or entity with respect to the Potential Acquisition or any of the matters described in the Term Sheet unless and until the undersigned and their respective affiliates enter into definitive written agreements with respect to any such matters.

      Notwithstanding the foregoing, from and after the date hereof through and including August 13, 2008 (the "Exclusivity Period"), each of the undersigned agrees, on behalf of itself and each of its affiliates, that neither they nor any of their respective representatives or agents will discuss, pursue or enter into any agreement or vote in favor of or participate in any manner with respect to the acquisition of all or any substantial portion of capital stock or assets of TCP (whether by purchase, merger, recapitalization, tender offer or otherwise) (a "Business Combination Transaction") without the participation of each of the undersigned in any such transaction on such terms as may be mutually agreed to by the undersigned; provided that the aforementioned limitation shall not prevent either of the undersigned from participating in any (i) back end merger of TCP following the acquisition by a third party of a majority interest in the capital stock of TCP or (ii) Business Combination Transaction between TCP and a third party that (A) did not involve the participation of such party prior to the approval of such transaction by the independent members of the board of directors of TCP and (B) the undersigned mutually agree not to attempt to overbid. If either of the undersigned receives a proposal, offer or expression of interest to engage in a Business Combination Transaction during the Exclusivity Period, then such party shall promptly inform the other party of such proposal, offer or expression of interest and provide the other party with all material information regarding such proposal, offer or expression of interest (including copies of all written or electronic materials with respect thereto). The provisions of this paragraph represent a binding agreement between the undersigned.

      For so long as the undersigned constitute a group (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), they shall mutually agree upon the form and content of all filings required by applicable securities laws that relate to or involve the Potential Acquisition and/or the relationship between the undersigned with respect thereto, including all filings on Schedule 13D. Subject to the foregoing sentence, for so long as the undersigned constitute a group, each of the undersigned agrees that, without prior written consent of the other party or as required by law, neither such party nor its representatives shall disclose to any person any information regarding the Potential Acquisition or the potential business relationship between the undersigned, including the status of any discussions or negotiations with respect thereto and any of the terms, conditions or other facts with respect to any such transaction. The provisions of this paragraph represent a binding agreement between the undersigned.

                                            Sincerely,

                                            Golden Gate Private Equity, Inc.

                                            By:    /s/ Stefan Kaluzny
                                                   ----------------------------
                                                   Stefan Kaluzny, a Managing
                                                   Director

Accepted and Agreed to as of the date
first written above:


/s/ Ezra Dabah
----------------------------
Ezra Dabah

                                                                       EXHIBIT E

            AMENDED AND RESTATED SCHEDULE 13D JOINT FILING AGREEMENT

      The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

      (i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D to which this Exhibit is attached and such Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

      (ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

      This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

                                            EZRA DABAH

                                            By:    /s/ Ezrah Dabah
                                                   -----------------------------
                                            Name:  Ezra Dabah


                                            RENEE DABAH

                                            By:    /s/ Renee Dabah
                                                   -----------------------------
                                            Name:  Renee Dabah


                                            GOLDEN GATE PRIVATE EQUITY,
                                            INC.

                                            By:    /s/ Stefan Kaluzny
                                                   -----------------------------
                                            Name:  Stefan Kaluzny
                                            Title: Managing Director

Dated: May 14, 2008